FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response....0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* ENRICO ROGER A.	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) _X_Director ___10% Owner ___Officer or ___Other (Below)
(Last) (First) (Middle) 3831 TURTLE CREEK BOULEVARD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/12/02	6. (Continued) - Title:
(Street) DALLAS TX 75219	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) _X____ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/7/02		P		20,000	A	$15.407	40,165	D

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Nonemployee Director Stock Option (right to buy) 2/1/00 Grant	$68.4687												498*	D
Nonemployee Director Stock Option (right to buy) 6/1/00 Grant	$63.9687												6,933*	D
Nonemployee Director Stock Option (right to buy) 6/1/01 Grant	$62.1300												7,018*	D
Nonemployee Director Stock Option (right to buy) 5/1/02 Grant	$54.1900	5/1/02		A	V	8,014		(1)	(2)	Common Stock	8,014		8,014	D
Phantom Stock (AIP Grant)	1 for 1	5/1/02		A	V	500		(2)	(2)	Common Stock	500
Phantom Stock Units (Dividend Equivalents)	1 for 1	3/02-9/02		A	V	17		(2)	(2)	Common Stock	17		1,819	D

Explanation of Responses:

*No reportable change since last filing
(1)  The options are exercisable in one-third increments on the anniversary of the Grant Date, and become 100% exercisable upon the event of Director's retirement or Death.
(2)  Director may elect payment date to be (i) five years after termination of status as a Director; or (ii) upon termination of status as a Director.

                /S/  LINDA EPSTEIN                                11/12/02
   Linda Epstein as Attorney-in-Fact for                Date
   Roger A. Enrico

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).